VIA EDGAR FILING

October 29, 2015

Ethan Horowitz, Branch Chief
Office of Natural Resources
Division of Corporation Finance
Mail Stop 4328
Securities and Exchange Commission
Washington, D.C., 20549

Re:    Energen Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 7, 2015
Comment Letter Dated October 29, 2015

Dear Mr. Horowitz:

Energen Corporation has received your letter dated October 29, 2015, to our Chief Financial Officer and Treasurer, Charles W. Porter, Jr. We have reviewed your comments and submit the following responses for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2015

Properties, page 19

1.
We note your response to prior comment 2: Please revise your disclosure to provide additional information regarding the execution of your drilling plans under the continuous development provisions of your lease agreements.

We plan to include the following information in our Form 10-Q for the quarterly period ended September 30, 2015, under Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview of Business, and to include similar information in other future filings:

At December 31, 2014, Energen had approximately 372.7 MMBOE total proved reserves which included 108.2 MMBOE of proved undeveloped reserves. We had approximately 46.4 MMBOE or 43 percent of our proved undeveloped reserves on leased acreage which is not held by production. The continuous development provisions of these leases extend

Ethan Horowitz
October 29, 2015

the primary terms upon the satisfaction of certain conditions. These provisions require that at least one well be drilled on such leases prior to the expiration of the primary term and that subsequent wells be drilled within a time period that is specific to each lease but ranges from 60 days to 180 days. Once a lease is developed, it remains in effect as long as production is maintained from the lease. Our drilling plans provided for the development of these PUDs prior to the expiration of the initial primary term or under the extended primary term as provided for under the continuous development provisions of our lease agreements.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management 's Discussion and Analysis of Financial Condition and Results of Operations page 27

Results of Operations, page 30

2.
Your response to comment 5 notes that your commodity price assumption is the most significant uncertainty related to the possible impairment of your proved properties and that volatility associated with expected future commodity prices is significant. Please revise to provide additional disclosure as part of your critical accounting policy disclosure to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment including, but not limited to commodity price assumptions. Please also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

We plan to include the following information in our Form 10-Q for the quarterly period ended September 30, 2015, under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and to include similar information in other future filings:

We monitor the business environment and our oil and natural gas properties for events that could result in a potential impairment. Further, we make assumptions about future expectations in our evaluation of potential impairment. Such assumptions include, but are not necessarily limited to, commodity prices and related basis differentials, transportation costs, inflation assumptions, well and reservoir performance, severance and ad valorem taxes, other operating and future development costs, and general business plans.

Our commodity price assumption is a significant and volatile uncertainty in our estimate, and we are unable to reliably forecast future commodity prices. Our assumption is therefore based on the commodity price curve for the next five years and then escalated at 3 percent

Ethan Horowitz
October 29, 2015

through our assumed price caps. Our other assumptions generally have less volatility than the price assumption with variances tending to be field specific and more localized in effect. However, these assumptions can also be impacted by a higher or lower inflationary environment, limitations on takeaway capacity, well and reservoir performance over time, changes to governmental taxation, or changes to cost assumptions, operational and development plans, or the general economic or business environment.

Certain impairments were recognized during the quarter as discussed under Asset Impairments in our Results of Operations. A further decline in our price assumptions by 10% (assuming all other assumptions are held constant) would result in additional impairment expense at September 30, 2015 of $* million for newly impaired properties and $* million of incremental expense for properties impaired at September 30, 2015. Other assumptions such as operating costs, transportation costs, well and reservoir performance, severance and ad valorem taxes, operating and development plans may also change given an assumed 10% commodity price decline. However, we are unable to estimate their correlation to the price change and these other assumptions may worsen or partially mitigate some of the estimated impairment.

* Reference to the final amounts to be included in our September 30, 2015 Form 10-Q.

In accordance with your instructions, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary
Energen Corporation

JDW/jrn